Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

In conjunction with its second quarter 2004 earnings release, dated July 22, 2004, Blockbuster Inc. (“Blockbuster”) held a conference call to discuss its operating results. The following is a transcript of that call, held on July 22, 2004, at 7:30 a.m. EST.

Note:	Stockholders of Viacom Inc. (“Viacom”) are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Offer to Exchange/Prospectus and any other documents relating to the exchange offer that are filed with the SEC as they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or from Viacom at www.viacom.com.

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BBI – Q2 2004 Blockbuster Inc. Earnings Conference Call

C O R P O R A T E     P A R T I C I P A N T S

Mary Bell

Blockbuster Inc.—SVP of Investor Relations

Larry Zine

Blockbuster Inc.—CFO

John Antioco

Blockbuster Inc.—CEO

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Jill Krutick

Smith Barney—Analyst

James Hurley

Bear Stearns—Analyst

Kelly Chase

Thomas Weisel Partner—Analyst

Jeffrey Logsdon

Harris Nesbitt Gerard—Analyst

Dennis McAlpine

McAlpine Associates—Analyst

Jennifer Jordan

Wells Fargo—Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to Blockbuster’s second-quarter 2004 earnings release conference call. At this time, all participants have been placed on a listen-only mode and we will open the floor for your questions and comments following the presentation.

It is now my pleasure to turn the floor over to your host Mary Bell. Ma’am, the floor is yours.

Mary Bell—Blockbuster Inc.—SVP of Investor Relations

Thank you, and good morning, everyone. Thank you for participating in our second -quarter earnings conference call. This morning we will hear remarks from Larry Zine, Chief Financial Officer, and John Antioco, Chief Executive Officer.

During the course of this call, we’ll be discussing Blockbuster’s business outlook. These discussions will include forward-looking statements relating to Blockbuster’s operations. These statements are based on management’s current intent, expectations, estimates and projections.

Specific forward-looking statements relate to our business strategies and initiatives. These include statements regarding our plans and growth expectations relating to our marketing, merchandising and other operational initiatives, including the anticipated timing of these initiatives and the investments we plan to make in connection with them. Other forward-looking statements relate to industry projections and our expectations related to these projections, including the expected impact of the industry as a whole on our operations and growth.

Specific forward-looking statements also relate to our expected results of operations for 2004 and beyond. These forward-looking statements and all other statements that may be made on this call that are not historical facts are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that could cause actual results to vary materially from those expressed and are indicated by the forward-looking statements.

Factors include, among others, consumer demand for our existing and planned product and service offerings, including offerings related to our new initiatives. The impact of competitive pricing, and product and service offerings; the variability in consumer appeal of the movies titles and games software release for rental and sale; our ability to respond to changing consumer preferences and to effectively adjust our product mix, service offerings, and marketing and merchandising initiatives, our ability to effectively and timely prioritize and implement our initiatives, our ability to timely implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences, and any corresponding changes to our operating model and initiatives; the impact of changes in our consumer rental terms, including our subscription rental offers, the application of existing and future accounting policies, including, without limitation, any continuing impact of FAS 142, vendor determinations relating to pricing and distribution of their product and our ability to reach agreements with our suppliers on acceptable commercial terms, and other factors as described in our filings with the Securities and Exchange Commission — including the detailed factors discussed under the heading Cautionary Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2003.

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Before I turn the call over to Larry, I would like to note that we have included a reconciliation of all non-GAAP measures that will be discussed on this call in the financial tables to our earnings release, which is posted on our website. I will now turn the call over to Larry Zine, Chief Financial Officer.

Larry Zine—Blockbuster Inc.—CFO

Thank you, Mary, good morning, everyone. The results for the quarter reflect the continued expansion of both rental and retail margin. Incremental operating and capital expenses associated with the developments and launch of initiates and the continued changing dynamics of the rental market which continued to be weak industry wide even with the box office up for the quarter. The strength of the box office was largely the $400 million retail title Lord of the Rings. Turning now to specific line items for the quarter, Worldwide same-store rental revenues were down 6.4% and same-store retail revenues were up 4.3% as a result of strong growth in international retail sales both movies and games.

Total Worldwide same-store revenues declined 4.4% for the quarter reflecting the lighter rental traffic. For the six-months total Worldwide same-store revenues were down 5.7% including 7.3% decline in Worldwide same-store rental revenues and 1% increase in Worldwide same-store retail revenues.

Gross margin was up 70 basis points for the second quarter and 200 basis points for the 6 months as a result of expansion of both rental and retail margin. Rental margin continued to benefit from our focus on the improved product lines. The expansion of retail margin was primarily a result of improved games retail margin driven largely by growth in games trading from our UK based Gamesstation stores. As a result of the expansion of gross margin, gross profit was up for both the quarter and the six months.

Retail gross profit was up about 30% for the quarter reflecting well over 50% growth in international games retail gross profits and strong growth in DVD retail gross profit for both domestic and international.

Operating expenses for the quarter increased year-over-year as a result, of higher foreign exchange rates, cost associated with the initiatives and general inflation. Net income for the quarter and six months was down year-over-year reflecting lower same-store revenues and the incremental SG&A cost associated with the initiatives.

For the quarter net income was $46.8 million or 26 cents per diluted share compared with 61.2 million or 34 cents for diluted share for the second quarter last year. For the six months, net income was 159.4 million or 88 cents per diluted share. Including a tax benefit of 37.1 million or 21 cents per diluted share resulting from the resolution of a federal income tax audits for the tax years January 1 1997 through May 4 of 2000. Excluding this benefit adjusted net income for the six months was 122.3 million or 67 cents per diluted share.

This compared with net income before the Cumulative effect change in accounting principle s of 146.1 million or 81 cents per diluted share for the first six months of 2003. Cash flow from operations was lower year-over-year reflecting lower net income and changes in working capital resulting primarily from timing difference in prepaid assets and the accrued expenses.

Free cash flow was $23 million for the quarter, compared with $126 million last year, reflecting lower cash flow from operations and higher capital expenditures. For the six months, free cash flow was a negative 9.6 million, compared with a positive $88.3 million last year, also reflecting lower cash flow from operations and the higher capital expenditures. Capital expenses were up for the quarter and the six months, reflecting the infrastructure investment in the initiative. For the quarter, capital expenses were $59.4 million, compared with $32.1 million last year, and for the six months, capital expenses were $109.1 million, compared with $55.8 million last year.

Looking at the balance of the year, our topline and profitability will continue to reflect weak rental traffic in our investment in the initiative. But, for the third quarter, we expect our profitability to decline significantly from the third quarter of last year based on the expectation of a mid-single digit percentage decline in worldwide same-store revenues and a significant year-over-year increase in operating expenses, driven by our initiative. Same-store revenues in the third quarter will be affected by a very weak release schedule, down more than 30% excluding “The Passion Of Christ”, and the expected high viewership of the Olympics in August.

Our full year earnings will be adversely affected by the investment of approximately $90 million of incremental expenses associated with the development and launch of growth initiatives. As a result of this investment, combined with continued weak rental traffic, we expect diluted earnings per share, excluding the first quarter tax benefit, to decline approximately 30% from the adjusted diluted EPS of $1.48

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last year. Given the changing rental market dynamics and the promise we see for our initiatives, we are considering accelerating expending in the back half of the year. And if we decide to do so, our rental — or if our rental business is softer than we currently expect, the year-over-year decline in earnings could exceed 30%.

In summary, this quarter our results were in line with our expectations and guidance, and we believe Blockbuster continues to benefit from our position as a category leader, leveraging our size, scale and high topline margins to reinvest profits and cash flow into the business to develop and implement in-store and online subscriptions, and movie and games trading. And even though we expect the balance of the year to be challenging for revenues, we believe we are implementing a strategy that will better position Blockbuster to benefit from the fundamental changes in the industry, resulting from the operations — opportunities created by DVD.

I will now turn the call over to our Chairman, John Antioco who will talk more in detail about our plans and strategies.

John Antioco—Blockbuster Inc.—CEO

Thanks Larry. As Larry has outlined, the video rental business continues to be challenging. There are several factors contributing to the industry’s performance in the second quarter. The largest single factor negatively impacting the rental channel continues to be retail DVD, both new releases and catalog product. We believe the category should start to stabilize in the later half of 2005, when the vast majority of American homes have a DVD player, and the retail impact will have largely runs it’s course.

At that point, according to Kagan Research, video rental should settle in and generate approximately $7 to $8 billion annually through 2008. So movie rental is still a sizeable business but a mature one, all of which, I believe, nowadays our decision two years ago to transform Blockbuster from a rental-only retailer into an entertainment destination that enables customers to rent, buy or trade movies or games, new or used, in-store or online. So, how we’re tracking against this mission and what’s the potential for these new initiatives? Let me spend a next few minutes answering those questions.

First, while the rental category, as a whole, isn’t growing, the DVD rental segment is since Blockbuster is largest renter of DVDs in the country. Our plan is to leverage our leadership position, and it earns an even larger share of the DVD rental business. We plan to accomplish this two way through rental subscription program, both in-store and online and by providing a better rental proposition for a large segment of our customers that aren’t going to want to subscribe but rather pay-as-you-go.

On the subscription front, we launched our online subscription service in the UK in May, and have been beta testing our US online program for several weeks. Based on our experience so far, we expect to launch our online service ahead of our previously announced fourth quarter date. Obviously, this undertaking has significant start-up cost and requires significant investment and customer acquisition. And over the course of the next 12 months, we expect to send a substantial amount on this online venture. However, we see online rental as a sizeable opportunity that can contribute to a long-term profitability. So our plan is to utilize the full power of our globally recognized brand, our marketing ability, our rich customer database and the promotional opportunities afforded by our store network to gain as many subscribers as possible. And we see no reason why we can’t have a substantial share of the online rental business by the end of next year.

As for our in-store subscription program, after almost two years of market testing and system development, we launched the Blockbuster Movie Pass nationally on May 25th. And we are well on our way to reaching our goal of having an 8% of our active members on the service by yearend. We see the test as a key means of increasing our rental traffic in a tough rental market, and by the end of 2005 we anticipate having 10% of our active members paying us a monthly fee.

As a matter of fact, In Phoenix one of the early test markets we already have more than 10% of our active members on the program. So in total, we’ll be putting all of our marketing strength behind the Movie Pass. And just this week, as a matter of fact, we launched a low-priced promotional offer that should encourage trial especially among light to medium renter who might be unsure of the value of the Pass because of the price point. We believe the low introductory price, coupled with our in-store campaign and our advertising, should drive large-scale awareness that there is a new way to rent at Blockbuster.

As for the majority of our customers, who probably prefer to pay as they go for their rentals with — in conducting a series of tests focused on terms and pricing. The outcome of these

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BBI – Q2 2004 Blockbuster Inc. Earnings Conference Call

tests will determine our activities going forward. But our goal is to remove any barriers to renting at Blockbuster.

Another new initiative we told you about and we are now in the process of rolling out to our stores is moving trading. With approximately 2 billion DVDs and home libraries across the US, a number that has grown by around a billion disks a year, we believe a strong demand for DVD trading will emerge as customers are in the trading in a smart, economical way to refresh their movie libraries or monetize their collection. We want to establish first mover advantage in this market and believe that Blockbuster, already the nation’s largest retailer of used DVDs, can become the largest source of traded movies as well.

By the end of June, we had movie trading available in almost 300 of our US stores and about 600 of our stores in the UK. And although its still in the early stages of the game in the US stores where we have trading, we’ve seen customers driven by the credit they receive for their traded product spend significantly more on new and used retail movies then customers in non-trading store.

We plan to have movie trading available in more than 2,000 of our US stores and all of our 700 plus stores in the UK by the end of this year. Trading is another service we can offer in our stores that enable us to leverage our existing real estate and customer traffic, and is a business with attractive margin. Most importantly, movie trading is a one more way we can differentiate Blockbuster from traditional retailers and establish ourselves as a home entertainment destination that offers more ways to access movies than any place else.

We’re also working to give customers more ways to access games. According to Jupiter Research the US game industry generated about $14 billion in 2003, and should be more than a $20 billion category by 2008. We want to share that growth and believe our game store in stores, concept branded Game Rush in the US, and Gamestation in the UK should enable us to do just that.

Our game store in stores, which offer rental, retail and trading allow us to leverage our existing customers and real estate without significant incremental cost. But not only do we have a lower hurdle for profitability with our game model than most of our competitors, we also have found that game store in stores increases our overall store traffic and revenues. By the end of the year, we should have 40 Gamestation store in stores in the UK, and a total of 600 Game Rush locations here in the US with plans for another 600 in 2005. We’re also expanding with freestanding game concept.

In May, we completed the purchase of Rhino Video Games, a 40 store game specialty store here in the US. And in the UK, by the end of the year we should have 175 standalone Gamestations. We plan to double these numbers next year. All this is to say that we’re going after games in a big way and we believe we have positioned Blockbuster to take a bigger share of this multi billion dollar category both here in the US and around the world.

So in summary, we believe we have a realistic and balanced view of the future. We see challenges. We see opportunity. We have a very clear vision of where we want to go and what we want to become. We realize that the movie rental business alone won’t give us the kind of growth we want for Blockbuster in the future. And we are determined to transform Blockbuster from a place you go to rent a movie to a brand that rents, sells and trades movies and games, new or used in-store or online.

We are focused on a set of near term objectives and initiatives that we believe we will get us a long way towards this vision. And they are, to continue to grow our share of the transactional rental business while establishing Blockbuster as the leader in the rental subscription business, both in-store and online. To establish, first mover advantage in a new growing and what we believe will be a sizeable business movie trading and thereby build our movie retail business both new and used, previously rented and previously owned. And to establish Blockbuster as a significant force in the game business, globally with a unique offering. And we want to expose as many people as possible, as quickly as possible to the new Blockbuster. You’ll see us intensify our effort to drive customer traffic, active membership, and transactions both in-store and online. And to this end we will be investing aggressively in a multiple of ways. There will be short-term pain and sacrifice. Obviously as Larry has outlined, these investments in our business combined with the softness in the rental revenues will adversely affect our profitability this year and next. So, we are determined to have Blockbuster merge from this process as a multi dimensional, highly differentiated and highly profitable home entertainment brand. And just as we say in our new advertising campaign, that gives customers more, more movies, more games more ways. And we believe this will pay off in the future with more revenues, more profits, more growth for our company, more opportunities for our employees and more value for our shareholders.

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Thank you. And we’re going to open it up to questions. But before we do that, I’ll have Larry update all of you on our divesture from Viacom process.

Larry Zine—Blockbuster Inc.—CFO

Thank you, John. And I’ll do this very, very briefly. As I’m sure most of you know, the company files its registration statement on Form S4 in June. We’re in the midst of that process right now. We would expect that the — if things go according to its current plan then we would launch the exchange offer in September and close it as required 30 days thereafter or 20 business days thereafter.

Prior to launching the exchange offer, we would expect that there’ll be the declaration and payment of the dividend and that would be the foundation for the launch of the exchange. That’s basically, where we stand, more news to follow as we have more news to give out about it.

So we will open it up for questions.

Q U E S T I O N S     A N D     A N S W E R S

Operator

Thank you. Ladies and gentlemen, the floor is now open for questions. If you have any questions or comments, please press the number “one” followed by “four” on your touchtone phone at this time pressing “one” for the second time will remove you from the queue, should your question be answered. Lastly, we do ask while posing your question that you please pickup your handset, if listening on speakerphone for optimum sound quality. Also please limit your questions -to one question per person to allow equal time for others to ask questions. Please hold, while the poll for questions.

Thank you. Your first question is coming from Jill Krutick. Please announce your affiliation then pose your question.

Jill Krutick—Smith Barney—Analyst

Thanks very much. Good morning. Smith Barney. I’m curious where you currently see the rental market for videos and what kind of forecast do you have built into your second half for the rental market? And the expectation for this business to turnaround are there certain pricing parameters for retail sales for DVD’s that has to be met for that turnaround to occur? Thank you.

Larry Zine

Jill, we’ve obviously given the guidance that we are comfortable with, within the press release. You know, this is a dynamic environment right now. You have a lot of things going on in the third and fourth quarter that are unique this year. You have the Olympics in the — in this upcoming quarter. You have a holiday lineup in firms of where the days falls, which aren’t really rental friendly. So of those things we’ll have an adverse affect on the back half of the year, while we can’t predict with certainty what that affect might be. They just are trend lines that bode well for our growth in the category. So we need to get through those periods of time. We’re going through a period of time gearing those next six months with the content exactly rental friendly, as well. So you have condition that lead you through the guidance that we are putting on the table, things could be better, things could be worst, we’ll have to kind of play it through and see exactly what happens for the balance of the year.

Jill Krutick—Smith Barney—Analyst

And the turnaround prospects?

Larry Zine

I think in the turnaround prospect, as we go forward, we are obviously launching a lot of new initiative that take a good look at this industry as a whole and position us in the best way possible to take advantage of all the opportunities that are out there for us. You know, DVD is a wonderful product, which gives us an opportunity that we haven’t had in the past. Gives us the opportunity to launch into subscription program, to create the whole new environment for trading. All of those activities will create significant upsides that are unique to Blockbuster. In addition, DVD home penetration is getting to be a level that we thing will cause the leveling off of the decline in the rental business, so we will see stabilization to the best of our belief in 2005, and we could see growth in the category after that.

Jill Krutick—Smith Barney—Analyst

Thank you.

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BBI – Q2 2004 Blockbuster Inc. Earnings Conference Call

Operator

Thank you. Your next question is coming from James Hurley. Please announce your affiliation then pose your question.

James Hurley—Bear Stearns—Analyst

Good morning. It’s Jim Hurley from Bear Stearns. Just question regarding the guidance that you guys — that you gotten in to give this morning, in terms of going to earnings down 30% from down 10%, is that mostly a function of the hardening of the operating expense, incremental operating expenses being 90 million versus 70 to 90 million gain or is it also reflect lower expectations for topline growth? And if that’s the case, if you could just give us a sense of the beneficial impact that you saw in the second quarter and might expect to see in the back half of the year related to foreign exchange gains?

Larry Zine

Well, I mean, let me first and formal say that the guidance really is recollection of both those things that you described, obviously, where the industry number straight right now is creating the opportunity for us to take a hard look at our initiative as we being — as we told you these initiative are not new we’ve been in and test with them for a couple of years. We think that it’s the appropriate time to look very, very closely at not only the scheduled that we originally set for the launch, but its maybe potentially accelerating that launch. That’s what come in and could raise the amount that we have set aside for our new initiative spending. The industry numbers were very tough for the quarter. It continues to come under a lot of pressure, so we think as I said earlier that these things put up in good shape for the balance of the year. Just in general I think we like the prospects, as we lead into next year there’s lot things that we are beginning to execute on we’ll start delivering result. But you need to keep in mind the initiative that we’re putting in place are long-term initiative and the investment require to put them in place have required those money to be spend upfront. So you will see investment this year you will also see investment next year. All design to grow the business as we go forward from 2005.

James Hurley—Bear Stearns—Analyst

OK. Just follow up the — because I am looking at the topline guidance for the year. It looks to be sort of in same range. And then the only difference in term of the guidance that really is going — operating expenses going in 90 million or at least 90 million from 70 to 90. So I guess I’m trying to understand the difference between earnings being down 10% and now earnings being down 30% this year.

Unidentified Speaker

Yeah. That’s basically a function of the industry number.

James Hurley—Bear Stearns—Analyst

OK.

Larry Zine

The other thing question you ask about foreign exchange, I mean we don’t try to predict foreign exchange it’s been favorable this year on the topline when you get down to net income its neutral. So, while you see the benefit in revenue and gross margin. That benefit is offset by the exchange adjustment that you have on your operating expenses.

James Hurley—Bear Stearns—Analyst

And can you give us the sense what does that it’s where in the quarter took the revenue and gross margin?

Larry Zine

Well, I mean this overall you would say the extended within revenue was about $25 million. So, just translating that down roughly in 60% gross margin you get that kind of benefit. I’ve said that benefit washed out when you apply the same exchange rate for the operating expenses.

James Hurley—Bear Stearns—Analyst

OK.

Larry Zine

In terms of materiality for the bottom line it’s very, very small in diminishment, but it does have it effect on the each line item running down the P&L.

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James Hurley—Bear Stearns—Analyst

Great. Thank you.

Larry Zine

Thank you.

Operator

Thank you. Your next question is coming from Kelly Chase. Please announce your affiliation then pose your question.

Kelly Chase—Thomas Weisel Partner—Analyst

Thomas Weisel Partner. Good morning everyone. The question first how can you revise can you tell us how much you spend on new initiatives here today?

Unidentified Speaker

In operating expense we’ve spent about $30 million in addition in capital expense shows probably in the neighborhood of about 50 to $60 million.

Kelly Chase—Thomas Weisel Partner—Analyst

Is all that 30 million relates second quarter?

Larry Zine

The most of it was the vast majority of it was and Kelly what you can expect to see is an acceleration now in those expense as we start launching the program. For instance we launched in-store subscription. We haven’t — in the second quarter we basically didn’t do any public advertising of it. So that’s starting to take place right now. So, as we go through the back half of the year and especially in the third quarter, you will start seeing the effects of incremental advertising and hopefully the benefits that that brings to the topline.

Kelly Chase—Thomas Weisel Partner—Analyst

When you say its going to accelerate, should we then be assuming that we’re going to seem maybe more than 30 in the second quarter and then the fourth quarter would be a little lighter — as you said this time more than 90 million?

Larry Zine

I think that’s right. It actually could be a little more than 30 in the second quarter — actually be in the third quarter.

Kelly Chase—Thomas Weisel Partner—Analyst

OK. Then — you talked about the accelerated spend. Is there any particular area that, if you do decide to accelerate your spending that your plan on putting that money towards, is it as you said, with respect to your advertising can be primarily your subscription services?

John Antioco

It will be — Kelly, it will be a combination of things but in the near term for sure less focus will be on the subscription service on both in-store and followed by online. After that we have a plan for the fourth quarter also, that we’ll try take advantage of — what we see is the opportunities in the fourth quarter and that, you know advance our plan and move us along with regard to all of our initiatives. And we are — you know certainly kind of — you know facing, in a way, a quality multi-faceted challenge and clearly the revenues are under some pressure, as Larry indicated. At the same time, we are spending heavily to pursue what we believe are significant future growth opportunities. And as I said in my opening remarks, we absolutely believe that this is necessary justified so that we’ll have some significant pay off in the future.

Kelly Chase—Thomas Weisel Partner—Analyst

OK. Thank you. And then one follow-up. With respect to the rental growth gross margin, the improvement that you saw this quarter, you said that this again a reflection kind of improved buying on your part. Could you talk about, what you’re doing this year to improve your buying relative to what you are doing last year, because I believe in the second quarter you already — you had already changed your buying patterns — were buying a little lighter. And along those lines, if you are continuing to do that, how much of the rental comp declined this quarter, do you think might have been somewhat self-induced by this buying pattern?

John Antioco

We don’t think that the rental comps are significantly impacted by, what we’re doing regarding buying is that our

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copy debt vis-a-vis last year is probably in better shape than it was then. We’ve put more revenue sharing in place this year versus last year, that’s helping that. So — and we think that the margin improvement is just a reflection of a combination actions are focused on, driving margin without sacrificing revenues.

Kelly Chase—Thomas Weisel Partner—Analyst

OK. Great. Thank you.

Operator

Thank you. Your next question is coming from Jeff Logsdon. Please announce your affiliations, than pose the question.

Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

Harris Nesbitt Gerard. Better quarter than we expected. Good job. John, could you outline a little bit fast-forward to the start of 2006. What percentage of the overall video rental business, do you think is going to come from the online segment?

John Antioco—Blockbuster Inc.—CEO

That’s a hard one for us to predict, when we are only in — lets call it data chart (ph) at this point. So I’m not going to really venture a guess at that, although, I will say that we obviously believe that, online rental has significant profit, future opportunity for us. Because, we’re investing a lot of dollars both in the form of capital and in the form of start up operating cost and its — it’s a business, as you know Jeff, that the more successful you are early on, the more expensive it is, because we will be—extend some subscriber acquisition costs, however...

Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

I think, my question was more direct to kind of the industrial overall, not you guys specifically, I’m sorry, I wasn’t clear?

John Antioco—Blockbuster Inc.—CEO

OK. So, in terms of the industry overall—there are certainly differences of opinions to what the size of the online market can be however, if you think in terms of 4 million monthly subscribers as being the universe online, that, could translate to in somewhere around 10% of the overall rental market.

Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

And is Wal-Mart, making any further moves, in being a player in this business?

John Antioco—Blockbuster Inc.—CEO

Well, Wal-Mart is the—Wal-Mart is in this phase, and I’m sure they’re trying to build their online business also.

Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

Next. What percentage out of your DVD rentals, now has really coming from revenue sharing agreements, its kind of an issue, its stated away, is this helping your margins, or is the margin expansion, which looks pretty healthy? Is this really coming just from the migration out of VHS and the DVD?

John Antioco—Blockbuster Inc.—CEO

Somewhere between 60% and 70% is coming from revshare or position on revshare as it relates the DVD is a bench rate of to try to be margin neutral and the proposition to what we would, say marginally experience as we were buying directly, what we try to gain by revenue sharing is greater copy depths in the title. And thereby greater levels of customer satisfaction in profit availability.

Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

Does it also help — It also helps cash flow; I would I mean capital expenditures, I would imagine.

John Antioco—Blockbuster Inc.—CEO

Yeah. There’s some impact on cash flow, because payment terms set a generally, if you watch at the end of the day, when you think about the—if you do have the (inaudible) payments for the revshare product offset by kind at the amortization of the—of the clock as we rent the products, it’s — the good news is you don’t have lay out the heavy upfront cost of the title, but in terms mixed in there and ownership flexibility mixes in there.

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Jeffrey Logsdon—Harris Nesbitt Gerard—Analyst

Great. Thank you.

Operator

Thank you. Your next question is coming from Dennis McAlpine. Please announce you affiliation, then pose your question.

Dennis McAlpine—McAlpine Associates—Analyst

Thank you. McAlpine Associates. A couple of definitions if I could first. How many active members do you have in the US and international and can you update us on what late fees is currently running as a percentage of revenues compared to the 12% that used to be?

Unidentified Speaker

OK. In terms of active members that they defined as people who have rented at Blockbuster in the last 28 days, that’s the numbers that changes based on seasonality. But, if you look in terms of the US that number is somewhere around 16 to 17 million. And if you look more globally you have roughly 45 million internationally. Yeah, that’s the number that obviously we stay focused on. But, as our business transforms from dominantly rental to a more balanced mix of rental or retail new use traded, that’s the number that we don’t capture in all of our other transactions be on rental. So we have to watch other metrics also.

Dennis McAlpine—McAlpine Associates—Analyst

OK. And the late fees?

John Antioco

Denis, we have not disclosed extended viewing fees for many years now — five is what Jim is saying to me. So we will probably not going to get into that at this point but suffice to say, we — what we are doing in the business especially would be introduction of subscription. We are certainly trying to remove the negative as part of extended viewing fees by giving customers the means to rent at Blockbuster and that will be an experience to them through a subscription program that we think 10% of our customers and perhaps as much as 20% of our revenues can come from in the future.

Dennis McAlpine—McAlpine Associates—Analyst

OK. And as you look at the promotional program that I think you are referring to 1995 a month plus two free in-store rentals, can you talk about the cost to you or to — I guess to the online program of those two free rentals and how you expect that to work particularly as you integrate the online and in-store?

John Antioco

Well, it’s still a beta test at this point. We haven’t announced what our price point and exact promotional program is going forward. However, if you assume that we are going to give free rental as part of our online subscription, our belief that that program will be net positive as opposed to negative in terms of cost. In other words we know that a significant percentage of online subscribers actually still come into the video store to rent, and we think the fact that they’ll able to do that at Blockbuster, we’ll get them into Blockbuster to rent and our experience has been, any time we get a customer in the store. The vast majority of those customers do more than just rent one movie. So we think this an excellent way to differentiate from the competition in the online rental world to provide a benefit that no one else at this point is capable of providing, giving customers extra value in the process. And there maybe even taking some — incremental in-store revenues because of it.

Dennis McAlpine—McAlpine Associates—Analyst

Thank you.

Operator

Thank you. Your final question is coming from Jennifer Jordan. Please announce your affiliation than pose your question.

Jennifer Jordan—Wells Fargo—Analyst

Yes, Jennifer Jordan from Wells Fargo. Good job, holding up here the numbers in a difficult environment. My first question is, I don’t know if you’re able to answer some of this, but my first is related to subscriber acquisition cost and what your view is of that current pricing for online media or advertising

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content? And then secondly, where you see the best deployment of resources in terms of advertising, and the offering, and I know in the past this industry has found in direct marketing is been more significant driver of rental transaction. I am wondering, if you seen any differential as you look at the online service.

John Antioco

Let me Jennifer — let me try to the responses to your question was — and out getting into a prematurely exactly, how we’re going to be you know, going into the market, if you were online. Its time to say the subscriber acquisition cost, we all very depending on — were we get a subscriber from. Obviously, a potential customer that goes directly to blockbuster.com and signs up and he is not currently a blockbuster in-store customer, with our favorite person, no subscriber acquisition cost essentially and no cannibalization in all incremental revenue. To the — we are going to be focusing most of our activities, outside the store, we’d like as many of our online customers to be at possible to be new customers, if you will. And although we’ll, certainly be active in the online marketing activities. As you know, online marketing cost and advertising cost are rising. And we intend to utilize our in-store assets to help us in the best way possible. We also have — we will be launching with the relationship with MSN, which we think would be a great source of new subscribers for us.

Jennifer Jordan. Right. And then you would also — you had mention in the last quarterly call, a number of subscribers who had been inactive who began to use your in-store subscription program, have you seen, anymore, continuation of that trend?

Larry Zine

Yeah, we see the same continuation of that, trends. Jennifer it seems to get people more active in the category that had previously been active. It’s very positive for the — of the overall subscription business.

Jennifer Jordan. Are you able to quantify at all now the numbers of in-store subscribers that you have?

Larry Zine

You know, we could — Jennifer but its very early and it’s launched — we just launched on May 24th, we preferred to have a little more history behind it. But I would just say, you know we set a goal of 8% of our active by the end of the year. I think we’re very encouraged that we will get to those numbers.

Jennifer Jordan. OK. And then finally, on the DVD trading can you have a — are you able to share with us what gross margin looks like on a DVD trade transaction. What’s the average price that you’re retailing in your DVD and what’s the average inside price if you’re trading at one end?

John Antioco

Larry is going to respond to that?

Larry Zine—Blockbuster Inc.—CFO

I’m happy to do it. On average the — we’re looking to be very aggressive in the offer that we’ve give the consumer for the traded in product. Because it create that great opportunity for us not only on the margin side of the trade transaction, but gives us great opportunity on monitoring their home library and then allowing them to use it as store credit. So the money does make escape to store. So, we’re targeting margins, basically, in the 25 to 40% range, depending on how aggressive we going to launch the offer. And we feel really good about the early indication that happened from the trading. We’ve liked the spending activity that occurs within the store from the trade. And we think it’s a great growth opportunity for us, as more people get involved in the trading activity.

Jennifer Jordan. Is the margin for game trading similar? Is the target similar?

Larry Zine—Blockbuster Inc.—CFO

It’s a little bit more because you have more room to work with on games products. In higher price point — higher resale for us, more value to the consumer because they bought more expensive product coming in.

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John Antioco

As build not by saying that what — one point to note on trading is not only the gross margin percentage, but the margin dollars associated with the transaction. As a matter of fact as you really do the math on the gross profit dollars for transaction on a trade whether the game or movie, will be the highest profit dollar transaction. We have a blockbuster. So there’re lot of reasons why we like the trading model, profit is one and as Larry mentioned when you’re giving people their currency in store credit they don’t have much choice, but spend to Blockbuster. And we certainly like that aspect and we’re seeing that in our early results.

John Antioco

So let me close by saying we are convinced that we’re doing the right things for the business and prevents all those thing are going to payoff. We have a vision and we have a plan and the strategy to get there. And we certainly appreciate your support along the way and look forward updating you in the future. Thank you.

Operator

Thank you ladies and gentleman. This does concludes today’s conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.